Exhibit 99.1

B.O.S Announces Financial Results for Third Quarter of 2012

RISHON LEZION, Israel, November 29, 2012 (GLOBE NEWSWIRE) - B.O.S Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the three and nine months ended September 30, 2012.

On a GAAP basis, the Company had a net loss of $66,000, for the three months ended September 30, 2012 as compared to a net loss of $826,000 in the three months ended September 30, 2011. The Company had a net loss of $586,000 in the nine months ended September 30, 2012, as compared to a net loss of $1,113,000 in the nine months ended September 30, 2011.

On a non GAAP basis, the Company had a net profit of $124,000 for the three months ended September 30, 2012, as compared to a net loss of $381,000 for the three months ended September 30, 2011. The Company had a net loss of $60,000 for the nine months ended September 30, 2012, as compared to a net loss of $20,000 in the nine months ended September 30, 2011.

EBITDA for the three months ended September 30, 2012, amounted to $175,000 as compared to breakeven for the three months ended September 30, 2011. EBITDA for the nine months ended September 30, 2012, amounted to $472,000  as compared to $705,000 for the nine months ended September 30, 2011.

Yuval Viner, BOS CEO, stated: "We are very pleased with the third quarter results that reflect continuing improvement in the Company's performance. The first quarter of year 2012 ended with a non  GAAP  loss of $185,000,  the second quarter of year 2012 ended with a non GAAP profit of $10,000 and the third quarter of year 2012 ended with an increase in non GAAP profit, to $124,000."

Eyal Cohen, BOS CFO, added: "In light of the improvement in the financial results, we were also able to reduce our bank loans by $1.6 million during the first nine months of year 2012 and we expect a further reduction in the bank loans by approximately $0.5 million in the next 12 months."

Conference Call

BOS will host a conference call on Monday, December 3, 2012 at 10:00 a.m. EDT, 5:00 p.m. Israel time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

International + 972-3-9180650

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$18,349	$25,735	$5,386	$8,199
Cost of revenues	14,299	20,282	4,084	6,649
Inventory Write offs	241	134	106	87
Gross profit	3,809	5,319	1,196	1,463

Operating costs and expenses:
Research and development	114	335	28	115
Sales and marketing	2,350	3,259	721	997
General and administrative	1,216	1,643	376	554
Total operating costs and expenses	3,680	5,237	1,125	1,666

Operating profit (loss)	129	82	71	(203)
Financial expenses, net	(598)	(1,008)	(120)	(512)
Other expenses, net	(80)	(172)	-	(76)
Loss before taxes on income	(549)	(1,098)	(49)	(791)
taxes on income	(37)	(15)	(17)	(35)
Net Loss	$(586)	$(1,113)	$(66)	$(826)

Basic and diluted net loss per share	$(0.13)	$(0.40)	$(0.01)	$(0.30)

Weighted average number of shares used in computing basic net earnings per share	4,471,241	2,767,809	4,471,716	2,785,959
Weighted average number of shares used in computing diluted net earnings per share	4,471,241	2,767,809	4,471,716	2,785,959

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	September 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161	$411
Trade receivables	7,533	8,507
Other accounts receivable and prepaid expenses	448	744
Inventories	3,435	4,020

Total current assets	11,577	13,682

LONG-TERM ASSETS:
Severance pay fund	20	41
Investment in other companies	68	68
Other assets	26	23

Total long-term assets	114	132

PROPERTY, PLANT AND EQUIPMENT, NET	982	1,166

OTHER INTANGIBLE ASSETS, NET	404	540

GOODWILL	4,122	4,122

	$17,199	$19,642

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2012	December 31, 2011
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$6,201	$6,836
Current maturities of long term bank loans	440	660
Trade payables	4,257	4,165
Employees and payroll accruals	468	553
Deferred revenues	440	550
Liability to Dimex Systems	307	300
Accrued expenses and other liabilities	564	694

Total current liabilities	12,677	13,758

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	512	1,103
Income tax accruals	310	273
Accrued severance pay	115	163
Liability to Dimex Systems	559	747

Total long-term liabilities	1,496	2,286

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23,065	23,065
Additional paid-in capital	51,107	51,093
Accumulated other comprehensive profit	(243)	(243)
Accumulated deficit	(70,903)	(70,317)

Total shareholders' equity	3,026	3,598

Total liabilities and shareholders' equity	$17,199	$19,642

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011

Net Cash provided by (used in) operating activities	$1,351	(94)	$211	(188)
Net Cash used in investing activities	(146)	(537)	(59)	(105)
Net Cash provided by (used in) financing activities	(1,455)	49	(392)	(569)
Decrease in cash and cash equivalents	(250)	(582)	(240)	(862)
Cash and cash equivalents at the beginning of the period	411	703	401	983
Cash and cash equivalents at the end of the period	$161	$121	$161	$121

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$5,386	$-		$5,386	$8,199
Gross profit	1,196	106	a	1,302	1,550

Operating costs and expenses:
Research and development	28	-		28	115
Sales and marketing	721	(46	)b	675	902
General and administrative	376	(38	)c	338	515
Total operating costs and expenses	1,125	(84)		1,041	1,532

Operating profit	71	190		261	18
Financial expenses, net	(120)			(120)	(380)
Other expenses, net	-			-	16
Profit (loss) before taxes on income	(49)	190		141	(346)
Taxes on income	(17)	-		(17)	(35)
Net profit (loss)	$(66)	$190		$124	$(381)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets
c - Stock based compensation

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	18,349	$-		$18,349	$25,735
Gross profit	3,809	241	a	4,050	5,453

Operating costs and expenses:
Research and development	114	-		114	335
Sales and marketing	2,350	(137	)b	2,213	2,973
General and administrative	1,216	(47	)c	1,169	1,514
Total operating costs and expenses	3,680	(184)		3,496	4,822

Operating profit	129	425		554	631
Financial expenses, net	(598)	(21	)d	(577)	(652)
Other expenses, net	(80)	80	e	-	16
Profit (loss) before taxes on income	(549)	526		(23)	(5)
Taxes on income	(37)	-		(37)	(15)
Net income (loss)	$(586)	$526		$(60)	$(20)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
D – Depreciation of prepaid expenses and value of warrants attached to Convertible note.
e –Property write off.

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Operating Profit (loss) from continuing operations	$129	$82	71	$(203)
Add:
Amortization of intangible assets	137	283	46	95
Stock based compensation	47	132	38	39
Depreciation	159	208	20	69
EBITDA	$472	$705	$175	$0

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2012				Three months ended September 30, 2012

Revenues	$6,551	$12,016	$(218)	$18,349	$2,047	$3,544	$(205)	$5,386

Cost of Revenues	$4,634	$9,883	$(218)	$14,299	$1,396	$2,893	$(205)	$4,084

Inventory write offs	$126	$115	$-	$241	$66	$40	$-	$106

Gross profit	$1,791	$2,018	$-	$3,809	$585	$611	$-	$1,196

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2011				Three months ended September 30, 2011

Revenues	$9,867	$16,463	$(595)	$25,735	$2,771	$5,506	$(78)	$8,199

Cost of Revenues	$7,444	$13,433	$(595)	$20,282	$2,040	$4,687	$(78)	$6,649

Inventory write offs	$92	$42	$-	$134	$92	$(5)	$-	$87

Gross profit	$2,331	$2,988	$-	$5,319	$639	$824	$-	$1,463